IAMGOLD CORPORATION

TSX : IMG NYSE : IAG

NEWS RELEASE

IAMGOLD RECEIVES KEY FEDERAL APPROVAL FOR THE CÔTÉ GOLD PROJECT; PROVIDES PROJECT UPDATE

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated

Toronto, Ontario, June 29, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") confirms that it has received approval for its application under Section 36 of the Fisheries Act (Canada) for the Côté Gold Project ("Côté", the "Project"), a key milestone in attaining permits relating to impacts on fish habitats and tailings management. Final publication of the amended Schedule 2 of the Metal and Diamond Mining Effluent Regulations is expected on July 8, 2020.

Côté, located in northern Ontario, is a 70/30 Joint Venture ("JV") with Sumitomo Metal Mining ("SMM"), demonstrating potential to produce 460,000 ounces of gold annually at low all-in sustaining costs of approximately $700 per ounce in the first six years of production with a 16-year mine life. The JV has been very active in de-risking the Project since the feasibility study ("FS") was published in late 2018 (see news release dated November 1, 2018). As of the end of May 2020, the Company provides the following updates on the project:

Project Development:

- Completed additional resource and geotechnical studies, and advanced mine planning;
- Completed over 60% of detailed project engineering, including the tailings facility;
- This level of engineering has enabled the project to obtain firm bids and secure prices on all major equipment. To date, 55% of project cost has firm pricing, further reducing technical and cost risks for the Project leading to a refinement in costs and metrics as we work toward a construction decision. The Company's share of the anticipated go-forward range for capital is $875 - 925 million*;
- Completed a pre-construction camp on the adjacent Chester site;
- Completed all tree clearing needed for initiating construction; work was carried out with a First Nations partner firm earlier in 2020, before standing down in respect of the global COVID-19 crisis;
- Carried out detailed implementation studies on technology, including automated truck haulage and drilling and commenced discussions with regulators regarding the use of automated equipment;
- Advanced development of construction protocols in consideration of COVID-19;
- Completed 4,700 m of drilling at the Gosselin Zone, a potential satellite pit 1.5 km northeast of Côté.

Stakeholder Engagement:

- Signed Impacts and Benefits Agreement with First Nations partners;
- Approved Environmental Assessment ("EA") and Closure Plan;
- Advanced permitting:
  - Received approval under the Federal Fisheries Act – Section 36, Schedule 2;
  - Other permitting underway.

"A key part of the future of IAMGOLD is our organic growth pipeline, starting with the Côté Gold Project in northern Ontario," stated Gordon Stothart, IAMGOLD President and CEO, "The transformative impact of Côté Gold on IAMGOLD's production profile and global cost structure, in addition to its long mine life in an attractive jurisdiction, establishes clear and compelling reasons for this Project to proceed. Our current financial position supports our proposed growth plans, with over $800 million in cash on hand, access to a currently undrawn $500 million committed revolving credit facility, and expected stronger operating cash flows from our current mining operations, including anticipated contributions from Saramacca at Rosebel and steady performance from Essakane and Westwood."

A formal decision on the construction of the Côté Gold Project will be made in conjunction with IAMGOLD's partner, SMM, given a satisfactory environment for construction to proceed with appropriate work protocols in light of COVID-19 and without risk of interruption. The Company is currently working with SMM toward a formal decision. A decision in the coming months would allow construction to commence later this year with a targeted completion date of mid-2023.

Addressing the Boto Gold Project, Mr. Stothart commented, "In Senegal, we are actively engaged in advancing Boto through a disciplined, staged approach, building essential initial infrastructure to secure

* Excludes negotiated mining fleet lease of $81 million.

access to the site, and further de-risking the Project as we have successfully done for Côté."

Mr. Stothart continued, "These projects, together with our existing operations, will position IAMGOLD as a leading intermediate gold producer, boasting a growing production profile and declining cost structure, together with a greater geographic diversification across North and South America and West Africa."

Quality Control Notes

The information in this news release was reviewed and approved by L-B Denoncourt, P. Eng, Project Manager, Côté Gold for IAMGOLD. Mr. Denoncourt is a Qualified Person as defined by National Instrument 43-101.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "prospective", "significant", "significant potential", "substantial", transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets, the potential direct or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form and in IAMGOLD's management's discussion and analysis of financial position and results of operations for the first quarter ended March 31, 2020 on file with the SEC and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkino Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.